November 20, 2024

Susan G. Riel
Chief Executive Officer
Eagle Bancorp, Inc.
7830 Old Georgetown Road, Third Floor,
Bethesda, Maryland 20814

       Re: Eagle Bancorp, Inc.
           Registration Statement on Form S-4
           Filed November 8, 2024
           File No. 333-283099
Dear Susan G. Riel:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Benjamin H. Weiner, Esq.